# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Skye Bioscience, Inc., CIK 0001516551
CUSIP: 83086J309
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 11250 El Camino Real, Suite 100, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 10/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001232621

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 263,560; sole dispositive power 0; shared dispositive power 263,560; aggregate amount beneficially owned 263,560 (6% of the class)
  Comment: Tang Capital Management, LLC ("TCM") shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI"), Tang Capital Partners III, Inc. ("TCP III"), Tang Capital Partners IV, Inc. ("TCP IV") and Kevin Tang. The percentages used herein are based on 4,427,676 shares of Common Stock outstanding as of August 11, 2026, as set forth in the Current Report filed on Form 8-K that was filed with the Securities and Exchange Commission on August 14, 2026.
- KEVIN TANG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 263,560; sole dispositive power 0; shared dispositive power 263,560; aggregate amount beneficially owned 263,560 (6% of the class)
  Comment: Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI, TCP III, TCP IV and TCM.
- TANG CAPITAL PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 60,000; sole dispositive power 0; shared dispositive power 60,000; aggregate amount beneficially owned 60,000 (1.4% of the class)
  Comment: TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 83,556; sole dispositive power 0; shared dispositive power 83,556; aggregate amount beneficially owned 83,556 (1.8% of the class)
  Comment: TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 60,002; sole dispositive power 0; shared dispositive power 60,002; aggregate amount beneficially owned 60,002 (1.4% of the class)
  Comment: TCP III shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 60,002; sole dispositive power 0; shared dispositive power 60,002; aggregate amount beneficially owned 60,002 (1.4% of the class)
  Comment: TCP IV shares voting and dispositive power over such shares with TCM and Kevin Tang.

## Item 1. Issuer
Name of issuer: Skye Bioscience, Inc.
Address of issuer's principal executive offices: 11250 El Camino Real, Suite 100, San Diego, CA 92130

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G (this "Statement") is filed by TCM, the general partner of TCP and TCPI; Kevin Tang, the manager of TCM and Chief Executive Officer of TCP III and TCP IV; TCP; TCPI; TCP III; and TCP IV.
Address of principal business office or, if none, residence: The address of TCM, Kevin Tang, TCP and TCPI is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 400 S. 4th Street, 3rd Floor, Las Vegas, NV 89101.
Citizenship: TCM is a Delaware limited liability company. Mr. Tang is a United States citizen. TCP and TCPI are Delaware limited partnerships. TCP III and TCP IV are Nevada corporations that are indirectly wholly owned by TCP.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 263,560
Percent of class: 6.0
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 263,560 shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition: 263,560 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (10/14/2026)
- KEVIN TANG: /s/ Kevin Tang, Self (10/14/2026)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (10/14/2026)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (10/14/2026)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (10/14/2026)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (10/14/2026)